UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69679 / June 3, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15289

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In the Matter of

GUILIN PAPER, INC.

:
:   ORDER MAKING FINDINGS AND
:   REVOKING REGISTRATION BY
:   DEFAULT

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The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on April 19, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent Guilin Paper, Inc. (Guilin Paper), repeatedly failed to file required periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

The Division of Enforcement provided evidence that Guilin Paper was served with the OIP on April 24, 2013, in accordance with Rules 141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). An Answer was due twenty days after service of the OIP. OIP at 2; 17 C.F.R. §§ 201.160(b), .220(b). On May 20, 2013, China Organic was ordered to show cause, by May 30, 2013, why the registration of its securities should not be revoked by default. To date, Guilin Paper has not filed an Answer or responded to the Order to Show Cause.

Guilin Paper is in default for failing to file an Answer, respond to the Order to Show Cause, or otherwise defend the proceeding. See OIP at 2; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Guilin Paper, Central Index Key (CIK) No. 128837,[1] is a Nevada corporation located in Calgary, Alberta, Canada, as reflected in its last periodic filing. It has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). As of April 5, 2013, Guilin Paper's common stock (symbol "GUPR") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc., had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). Guilin Paper's most recent

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[1] The OIP incorrectly states Guilin Paper's CIK No. as 1337826.

periodic filing was a Form 10-Q for the period ended September 30, 2007, filed on November 16, 2007.

In addition to repeated failures to file timely periodic reports, Guilin Paper has failed to heed the delinquency letter sent to it on May 24, 2011, by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letter.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Guilin Paper has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering this delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Guilin Paper.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Guilin Paper, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge